UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

●	Enclosure: A press release dated May 13, 2011 announcing the tax authority’s provisional seizure of Çukurova Holding A.Ş.

May 13, 2011

ANNOUNCEMENT REGARDING
THE PROVISIONAL SEIZURE FOR ÇUKUROVA HOLDING A.Ş.

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As per the notification of the Beşiktaş Taxation Authority, our Company has been informed that a decision of the provisional seizure has been taken due to the debts of Çukurova Holding A.Ş. to the taxation authority. Within this context, the provisional seizure in the amount of TRY1,249,925,764.67 is to be applied to Çukurova Holding A.Ş’s registered assets, rights and receivables pertaining to our Company (including attendance fee and dividend).

With regards to the respective notification, the shares, together with other rights, assets and receivables of Çukurova Holding A.Ş. pertaining to our Company will be determined, and the recording of the provisional seizure will be processed on the corresponding assets.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 16, 2011	By:	/s/Koray Öztürkler
		Name:	Koray Öztürkler
		Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 16, 2011	By:	/s/Nihat Narin
		Name:	Nihat Narin
		Title:	Investor & Int. Media Relations – Division Head